FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income for the Period
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

	MCh$	=	Millions of Chilean pesos
	ThUS$	=	Thousands of U.S. dollars
	UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
	Ch$ or CLP	=	Chilean pesos
	US$ or USD	=	U.S. dollars
	JPY	=	Japanese yen
	EUR	=	Euro
	MXN	=	Mexican pesos
	HKD	=	Hong Kong dollars
	PEN	=	Peruvian nuevo sol
	CHF	=	Swiss franc

	IFRS	=	International Financial Reporting Standards
	IAS	=	International Accounting Standards
	RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
	IFRIC	=	International Financial Reporting Interpretations Committee
	SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2014 and December 31, 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2014	December 2013
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	939,918	873,308
Transactions in the course of collection	7	412,839	374,471
Financial assets held-for-trading	8	585,984	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	9	11,356	82,422
Derivative instruments	10	820,546	374,688
Loans and advances to banks	11	675,764	1,062,056
Loans to customers, net	12	20,858,305	20,389,033
Financial assets available-for-sale	13	1,556,870	1,673,704
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	24,584	16,670
Intangible assets	15	26,614	29,671
Property and equipment	16	203,764	197,578
Current tax assets	17	2,412	3,202
Deferred tax assets	17	189,675	145,904
Other assets	18	303,269	318,029
TOTAL ASSETS		26,611,900	25,933,870
LIABILITIES
Current accounts and other demand deposits	19	6,345,503	5,984,332
Transactions in the course of payment	7	290,445	126,343
Cash collateral on securities lent and repurchase agreements	9	225,884	256,766
Savings accounts and time deposits	20	9,560,022	10,402,725
Derivative instruments	10	826,616	445,132
Borrowings from financial institutions	21	803,577	989,465
Debt issued	22	5,139,773	4,366,960
Other financial obligations	23	183,656	210,926
Current tax liabilities	17	9,908	10,333
Deferred tax liabilities	17	46,579	36,569
Provisions	24	511,687	551,898
Other liabilities	25	229,939	268,105
TOTAL LIABILITIES		24,173,589	23,649,554
EQUITY	27
Attributable to Bank’s Owners:
Capital		1,944,920	1,849,351
Reserves		263,338	213,636
Other comprehensive income		16,769	15,928
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the period		462,947	513,602
Less:
Provision for minimum dividends		(266,044)	(324,582)
Subtotal		2,438,309	2,284,314
Non-controlling interests		2	2

TOTAL EQUITY		2,438,311	2,284,316
TOTAL LIABILITIES AND EQUITY		26,611,900	25,933,870

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the nine-month ended September 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2014	September 2013
	Notes	MCh$	MCh$
A. CONSOLIDATED STATEMENT OF INCOME

Interest revenue	28	1,480,538	1,272,595
Interest expense	28	(577,679)	(503,902)
Net interest income		902,859	768,693

Income from fees and commissions	29	286,153	288,089
Expenses from fees and commissions	29	(85,663)	(72,239)
Net fees and commission income		200,490	215,850

Net financial operating income	30	23,551	23,687
Foreign exchange transactions, net	31	61,561	36,764
Other operating income	36	17,488	17,924
Total operating revenues		1,205,949	1,062,918

Provisions for loan losses	32	(210,362)	(173,817)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		995,587	889,101

Personnel expenses	33	(255,519)	(234,191)
Administrative expenses	34	(193,403)	(184,309)
Depreciation and amortization	35	(20,897)	(21,332)
Impairment	35	(1,771)	(133)
Other operating expenses	37	(26,229)	(13,789)

TOTAL OPERATING EXPENSES		(497,819)	(453,754)

NET OPERATING INCOME		497,768	435,347

Income attributable to associates	14	1,927	2,044
Income before income tax		499,695	437,391

Income tax	17	(36,747)	(56,671)

NET INCOME FOR THE PERIOD		462,948	380,720

Attributable to:
Bank’s Owners		462,947	380,720
Non-controlling interests		1	—

		$	$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	4.89	4.10
Diluted net income per share	27	4.89	4.10

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the nine-month ended September 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2014	September 2013
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		462,948	380,720

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	7,589	9,149
Gains and losses on derivatives held as cash flow hedges	10	(5,446)	(16,389)
Cumulative translation adjustment		79	39
Subtotal Other comprehensive income before income taxes		2,222	(7,201)

Income tax		(1,381)	1,448

Total other comprehensive income items that will be reclassified subsequently to profit or loss		841	(5,753)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		(290)	—

Subtotal other comprehensive income before income taxes		(290)	—

Income taxes		75	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(215)	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		463,574	374,967

Attributable to:
Equity holders of the parent		463,573	374,967
Non-controlling interest		1	—

	$	$
Comprehensive net income per share from continued operations attributable to equity holders of the parent:
Basic net income per share	4.90	4.03
Diluted net income per share	4.90	4.03

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2014 and 2013

 (Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulatives translation adjustement	Retained earnings from previous periods	Income for the year	Provision for minimun dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2012		1,629,078	30,496	145,318	17,995	1,034	(94)	16,379	467,610	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Income retention (released) according to law	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Paid and distributed dividends	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	39	—	—	—	39	—	39
Derivatives cash flow hedge, net		—	—	—	—	(13,112)	—	—	—	—	(13,112)	—	(13,112)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	7,320	—	—	—	—	—	7,320	—	7,320
Subscription and payment of shares		134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	380,720	—	380,720	—	380,720
Provision for mínimum dividends	27	—	—	—	—	—	—	—	—	(247,569)	(247,569)	—	(247,569)
Balances as of September 30, 2013		1,849,351	32,256	181,511	25,315	(12,078)	(55)	16,379	380,720	(247,569)	2,225,830	1	2,225,831
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment associates		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	—	—	—	1	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	32	—	—	—	32	—	32
Cash flow hedge adjustment, net		—	—	—	—	(1,343)	—	—	—	—	(1,343)	—	(1,343)
Valuation adjustment on available-for-sale instruments, net		—	—	—	4,057	—	—	—	—	—	4,057	—	4,057
Income for the period 2013		—	—	—	—	—	—	—	132,882	—	132,882	—	132,882
Provision for minimum dividends		—	—	—	—	—	—	—	—	(77,013)	(77,013)	—	(77,013)
Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316
Capitalization of retained earnings	27	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (released) earnings	27	—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	79	—	—	—	79	—	79
Cash flow hedge adjustment, net		—	—	—	—	(4,302)	—	—	—	—	(4,302)	—	(4,302)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	5,064	—	—	—	—	—	5,064	—	5,064
Defined benefit plans adjustment		—	(215)	—	—	—	—	—	—	—	(215)	—	(215)
Income for the period 2014		—	—	—	—	—	—	—	462,947	—	462,947	1	462,948
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(266,044)	(266,044)	—	(266,044)
Balances as of September 30, 2014		1,944,920	31,914	231,424	34,436	(17,723)	56	16,379	462,947	(266,044)	2,438,309	2	2,438,311

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2014	September 2013
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		462,948	380,720
Items that do not represent cash flows:
Depreciation and amortization	35	20,897	21,332
Impairment of intangible assets and property and equipment	35	1,771	133
Provision for loan losses	32	227,938	186,118
Provision of contingent loans	32	4,111	10,632
Fair value adjustment of financial assets held-for-trading		467	(282)
Income attributable to investments in other companies	14	(1,609)	(1,792)
Income from sales of assets received in lieu of payment	36	(2,450)	(3,627)
Net gain on sales of property and equipment	36-37	(82)	(205)
(Increase) decrease in other assets and liabilities		(80,895)	(15,828)
Charge-offs of assets received in lieu of payment	37	1,231	1,308
Other charges (credits) to income that do not represent cash flows		10,064	4,865
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(183,601)	(57,007)
Net changes in interest and fee accruals		(40,580)	28,759
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		384,944	666,372
(Increase) decrease in loans to customers		(492,848)	(1,799,468)
(Increase) decrease in financial assets held-for-trading, net		23,628	(191,188)
(Increase) decrease in deferred taxes, net	17	(36,211)	1,844
(Increase) decrease in current account and other demand deposits		360,826	456,348
(Increase) decrease in payables from repurchase agreements and security lending		(10,771)	21,656
(Increase) decrease in savings accounts and time deposits		(814,068)	717,671
Proceeds from sale of assets received in lieu of payment		4,362	5,593
Total cash flows from operating activities		(159,928)	433,954
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		321,738	(532,350)
Purchases of property and equipment	16	(21,807)	(8,535)
Proceeds from sales of property and equipment		122	491
Purchases of intangible assets	15	(3,263)	(3,773)
Investments in other companies	14	(6,608)	(1,440)
Dividends received from investments in other companies	14	195	931
Total cash flows from investing activities		290,377	(544,676)
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(13,107)	(15,869)
Proceeds from bond issuances	22	1,580,224	1,245,262
Redemption of bond issuances		(839,362)	(484,375)
Proceeds from subscription and payment of shares		—	134,071
Dividends paid	27	(368,120)	(343,455)
(Increase) decrease in borrowings from financial institutions		(50,524)	(392,878)
(Increase) decrease in other financial obligations		(23,896)	15,731
(Increase) decrease in borrowings from Central Bank of Chile		—	—
Borrowings from Central Bank of Chile (long-term)		18	—
Payment of borrowings from Central Bank of Chile (long-term)		(19)	(7)
Long-term foreign borrowings		623,695	622,630
Payment of long-term foreign borrowings		(758,143)	(460,418)
Proceeds from other long-term borrowings		6,669	538
Payment of other long-term borrowings		(10,927)	(3,821)
Total cash flows from financing activities		146,508	317,409
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		276,957	206,687
Net effect of exchange rate changes on cash and cash equivalents		33,538	33,848
Cash and cash equivalents at beginning of year		1,538,618	1,236,324
Cash and cash equivalents at end of period	7	1,849,113	1,476,859

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received		1,273,145	1,240,417
Interest paid		(410,866)	(442,965)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Corporate information:

Banco de Chile is authorized to operate like a commercial bank since September 17, 1996, in conformity with the Article 25 of Law No. 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2014 were approved for issuance in accordance with the directors on October 23, 2014.

2.                   Legal provisions, basis of preparation and other information:

(a)                                Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                        Basis of preparation:

(b.1)            These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)            The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

						Interest Owned
				Direct		Indirect		Total
				September	December	September	December	September	December
			Functional	2014	2013	2014	2013	2014	2013
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(c)          Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                           Goodwill valuation (Note No. 15);

2.                           Useful lives of property and equipment and intangible assets (Notes No. 15 and No. 16);

3.                           Income taxes and deferred taxes (Note No. 17);

4.                           Provisions (Note No. 24);

5.                           Contingencies and Commitments (Note No. 26);

6.                           Provision for loan losses (Note No. 11, No. 12 and No. 32);

7.                           Impairment of other financial assets (Note No. 35);

8.                           Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(c)          Use of estimates and judgment, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended September 30, 2014 there have been no significant changes to estimates than those disclosed in Note No. 17 made during period 2013 than those disclosed in Note No. 17.

(d)         Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of nine-month ended September 30, 2014.

(e)          Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

(f)           Reclassifications:

During the period of nine-month ended as of September 30, 2014, there are not reclassifications. Different to mentioned in Note No. 39 letter (a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

3.1                 Accounting rules issued by IASB

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), which are no effective as of September 30, 2014:

3.1                 Accounting rules issued by IASB:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement, it introduces a “more prospective” model of expected credit losses on impairment accounting and a focus substantially renovated for hedge accounting.

Classification and measurement

The classification determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 introduces a logical approach for the classification of financial assets driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are complex and difficult to apply. The new model also results in a single impairment model being applied to all financial instruments removing a source of complexity associated with previous accounting requirements.

Impairment

The IASB has introduced a new, expected loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new Standard requires entities to account for expected credit losses from when financial instruments are first recognised and it lowers the threshold for recognition of full lifetime expected losses.

Hedge Accounting

IFRS 9 introduces a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

Entity’s Own Credit Risk

IFRS 9 removes the volatility in profit or loss caused by changes in the credit risk to liabilities measured at fair value. This change in accounting means that the profit produced by the quality decline of own credit risk of the entity in this kind of obligations are not recognized in profit or loss of the period. IFRS 9 permits early application of this improved in the financial information, before any other change in the accounting for financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued

Adoption date mandatory January 1, 2018.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, this standard has not been approved by the Superintendency of Banks, event that is required for their application.

IFRS 11 — Joint Ventures

In May of 2014 the IASB modified IFRS 11, to provide guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business.

This IFRS requires that the acquirer of an participation in joint operation whose activity constitute a business, like it is defined in IFRS 3 “Business Combination”, applies all the principles about accounting of business combination of IFRS 3 and others IFRS, except those that conflict with guidelines of these IFRS.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of these rules in its consolidated financial statements.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifies accepted method of depreciation and amortization.

The amendment of IAS 16 prohibits for property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption of ordinary income are not an appropriate base for the amortization of intangible asset.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible asset are highly correlated.

Also, it introduces guidelines to explain that expected futures reductions in the prices of sale could be indicator of reductions in futures economics benefits in an asset.  The effective date is beginning on January 1, 2016, its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, whose objective is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2017 onwards. Earlier application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 27 — Consolidated and Separated Financial Statements

In August 2014, the IASB published the amendment that will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

This amendment has the objective of facilitating the implementation of IFRS in jurisdictions where this method is required, thus reducing the costs of developing separated financial statements.

The effective date is beginning on January 1, 2016 and its early application is permitted

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

The amendments address an acknowledged inconsistency between the requirements of IFRS 10 and IAS 28 (2011), in the treatment of the sale or contribution of assets between an investor and the associate or joint venture.

The main consequence of the amendments is that all gain or loss is recognized when the transaction involves a business (if it is a subsidiary or not).

A partial profit or loss is recognized when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

The effective date is beginning on January 1, 2016 and its early application is permitted

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 — 2014 Cycle, which include changes to the following standards.

•                  IFRS 5 Non-current assets held for sale and discontinued operations.

This amendment is related with the accounting treatment when there is a change of disposition of the asset or disposal group and the result is the reclassification from held for sale to held for distribution (or vice versa).

•                  IFRS 7 Financial Instruments: Disclosures.

This amendment clarifies the additional disclosures required by the amendments to IFRS 7, where more information is required to be disclosed in the condensed interim financial statements in accordance with IAS 34 information.

In addition, are added guidelines that clarify how an entity should apply the guides of the paragraph 42C of IFRS 7.

•                  IAS 19 Employee Benefits. Discount rate: topic of the regional market.

It is clarified that corporate bonds with high quality credit used to estimate the discount rate for obligations for post-employment benefits should be denominated in the same currency as the liabilities, clarifying the extent of the market for corporate bonds to be assessed at the level of the currency and no country.

•                  IAS 34 Interim Financial Reporting.

In regarding significant events and transaction on entity shall include of the financial statements, if necessary, when doesn’t have access to the information by cross-reference on the same terms and at the same time, the interim financial report is incomplete.

The effective date is beginning on January 1, 2016 and its early application is permitted

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

3.2                 Accounting rules issued by SBIF:

On February 17, 2014 SBIF issued a Circular No. 3,565, which introduces changes to the instructions related to monthly information sent to the Superintendency. Changes have as objective inform in separate way the investment in entities controlled abroad and requires information of credit and its overdue maintained for the subsidiaries controlled.  These changes are applied in present consolidated financial statements.

3.3                 Rules issued by the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros” (SVS))

On January 13, 2014 SVS issued a Circular No. 2,137, which regulates financial statements that insurance brokers (not individuals) must be sent to SVS.  This rule establishes the presentation of financial statements under IFRS since January 1, 2015 and establishes accounting criteria related to income recognition for concept of commissions.

On October 17, 2014 SVS issued an Oficio Circular No. 856, which establishes exceptionally, accounting for differences produced assets and liabilities for deferred taxes caused by the increase in the tax rate introduced by Law No. 20,780 “tax reform amending the system of taxation of income and introduces various adjustments in the tax system, in equity.”This oficio circular does not impact the consolidated financial statements of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

On December 1, 2013, new rules are beginning in application.  These are about return of premiums not accrued for the insurance contracts, according to established by law No. 20,667 of 9th. of May of 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013.  The legal change requires returns of premiums collected in advance but not accrued, due to the early termination or extinction of an insurance contract.  The premium to return it will be calculated in proportion of the remaining time.

During the period ended as of September 30, 2014, the Bank and its subsidiary Banchile Corredores de Seguros have established provisions for the concept of commission’s refunds to the insurance companies for the policies (paid in advance) commercialized since December 1, 2013.  This estimation is based in the history of the prepayments and disclaimers of its products portfolio that originate the commissions.

Additionally, the legal exchange for the return of premiums collected in advance and unearned, also had an impact on the income — expense of commissions recognized directly in income. This means that it has begun to defer a portion of the commission earned jointly with future costs of sales.

These estimates correspond to changes in an accounting estimates, whose effects are registered in income under item “Income from fees and commissions”. The effect of the change involves a lesser income in the period by an amount of Ch$6,006 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                   Relevant Events:

(a)              On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)              On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. - Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)               On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

(d)              On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA - Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

(e)          On January 30, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

(f)           On March 27, 2014 was informed as essential information that in the Ordinary Shareholders’ Meeting of this institution, which took place on March 27, 2014, the Board of Directors was completely renew, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Francisco Aristeguieta Silva
	Jorge Awad Mehech	(Independent)
Juan José Bruchou
Jorge Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Pablo Granifo Lavín
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

Moreover, at the ordinary Board of Directors meeting No BCH 2,793 held on March 27, 2014, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Francisco Aristeguieta Silva

Advisers to the Board:	Hernán Büchi Buc
Francisco Garcés Garrido
Jacob Ergas Ergas

(g)          On April 1, 2014 it was informed as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1813E, held today, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 27, 2014, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2013, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

(h)         On May 29, 2014 in Ordinary Meeting No. 2,796, the Board of Bank of Chile agreed dissolution, liquidation and termination of Subsidiary Banchile Trade Services Limited, as well as of contracts and operations of this subsidiary.  The Board gave full powers and rights, to execute the dissolution, liquidation and termination of the subsidiary mentioned above.

At the date of these financial statements dissolution, liquidation and termination of this subsidiary is in process.

(i)             On June 23, 2014, the Second Extraordinary General Meeting of Shareholders of the subsidiary Banchile Securitizadora SA, unanimously agreed to increase the statutory capital by Ch$240 million. Superintendency of Securities and Insurance commented to the approval of the reform statutes dated July 18, 2014. Therefore, on July 21, 2014, the Board requested a new Extraordinary Shareholders Meeting in order to address the comments of the regulator.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevants events, continued

(j)            On June 26, 2014 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2013, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 27th of March, 2014, It was informed as an essential information:

a.         In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $ 95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°153 dated May 30, 2014, which was registered on page 24,964 N°40,254 of the register of the Chamber of Commerce of Santiago for the year 2014, and was published at “Diario Oficial” on June 5, 2014.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°3/2014, on June 19, 2014.

b.         The Board of Directors of Banco de Chile, at the meeting N°2,798, dated June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

c.          The shareholders that will be entitled to receive the new shares, at a ratio of 0.02312513083 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on July 4, 2014.

d.         The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

e.          As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 94,655,367,544 nominative shares, without par value, completely subscribed and paid.

(k)         On August 20, 2014, in relation to comments made by the SVS to the approval of the reform of statutes referred to in point (i), held the Third Extraordinary Meeting of Shareholders of the subsidiary Banchile Securitizadora SA The minutes of that meeting was a public deed on 25 of the same year, before Don Juan Francisco Alamos Shepherd, deputy head of the 45th Notary Public of Santiago Notary Mr. René Benavente Cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                  Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself, and lesser extent in the item “Interest revenue”

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited
• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.
• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                         Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.  The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the nine-month period ended September 30, 2014 and 2013.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income by segment for the periods ended September 2014 and 2013 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	611,664	537,090	273,209	222,301	23,143	11,350	(7,013)	(9,266)	901,003	761,475	1,856	7,218	902,859	768,693
Net fees and commissions income (loss)	98,770	114,029	30,138	32,458	(1,280)	(371)	83,966	77,996	211,594	224,112	(11,104)	(8,262)	200,490	215,850
Other operating income	21,111	22,648	45,717	36,980	15,530	2,996	24,030	24,878	106,388	87,502	(3,788)	(9,127)	102,600	78,375
Total operating revenue	731,545	673,767	349,064	291,739	37,393	13,975	100,983	93,608	1,218,985	1,073,089	(13,036)	(10,171)	1,205,949	1,062,918
Provisions for loan losses	(170,940)	(157,798)	(39,586)	(15,972)	—	(45)	164	(2)	(210,362)	(173,817)	—	—	(210,362)	(173,817)
Depreciation and amortization	(14,974)	(15,027)	(3,923)	(4,233)	(194)	(765)	(1,806)	(1,307)	(20,897)	(21,332)	—	—	(20,897)	(21,332)
Other operating expenses	(321,548)	(289,677)	(91,705)	(79,940)	(3,574)	(5,623)	(73,131)	(67,353)	(489,958)	(442,593)	13,036	10,171	(476,922)	(432,422)
Income attributable to associates	1,293	1,060	312	618	17	65	305	301	1,927	2,044	—	—	1,927	2,044
Income before income taxes	225,376	212,325	214,162	192,212	33,642	7,607	26,515	25,247	499,695	437,391	—	—	499,695	437,391
Income taxes													(36,747)	(56,671)
Income after income taxes													462,948	380,720

The following table presents assets and liabilities of the period ended September 30, 2014 and December 31, 2013 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	11,352,530	10,635,940	10,259,802	10,385,698	4,373,118	4,319,777	619,394	634,466	26,604,844	25,975,881	(185,031)	(191,117)	26,419,813	25,784,764
Current and deferred taxes													192,087	149,106
Total assets													26,611,900	25,933,870

Liabilities	8,001,778	8,299,048	9,345,216	9,633,395	6,481,600	5,378,699	473,539	482,627	24,302,133	23,793,769	(185,031)	(191,117)	24,117,102	23,602,652
Current and deferred taxes													56,487	46,902
Total liabilities													24,173,589	23,649,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	September 2014	December 2013
	MCh$	MCh$
Cash and due from banks:
Cash	456,218	485,537
Current account with the Chilean Central Bank(*)	102,920	71,787
Deposits in other domestic banks	15,267	15,588
Deposits abroad	365,513	300,396
Subtotal - Cash and due from banks	939,918	873,308

Net transactions in the course of collection	122,394	248,128
Highly liquid financial instruments	778,666	358,093
Repurchase agreements	8,135	59,089
Total cash and cash equivalents	1,849,113	1,538,618

(*)         Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September 2014	December 2013
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	184,045	232,698
Funds receivable	228,794	141,773
Subtotal transactions in the course of collection	412,839	374,471

Liabilities
Funds payable	(290,445)	(126,343)
Subtotal transactions in the course of payment	(290,445)	(126,343)
Net transactions in the course of collection	122,394	248,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September 2014	December 2013
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	14,991	34,407
Central Bank promissory notes	62,806	2,995
Other instruments issued by the Chilean Government and Central Bank	31,093	27,535

Other instruments issued in Chile
Promissory notes from deposits in domestic banks	—	—
Mortgage bonds from domestic banks	10	14
Bonds from domestic banks	2,678	1,926
Deposits in domestic banks	226,268	255,582
Bonds issued in Chile	2,016	3,427
Other instruments issued in Chile	396	1,035

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	245,726	66,213
Funds managed by thirds	—	—
Total	585,984	393,134

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$195,396 as of September 30, 2014 (MCh$227,453 as of December 31, 2013).

Agreements to repurchase have an average expiration of 12 days as of period-end (14 days in December 2013).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$34,618 as of September 30, 2014 (MCh$41,313 as of December 31, 2013), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of September 30, 2014 and December 31, 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	2,334	—	—	—	—	—	—	—	—	—	—	—	2,334	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	8,443	—	—	—	—	—	—	—	—	—	—	—	8,443
Deposits in domestic banks	600	46,084	—	—	—	—	—	—	—	—	—	—	600	46,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	4,811	3,902	2,646	12,250	965	11,743	—	—	—	—	—	—	8,422	27,895
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	7,745	58,429	2,646	12,250	965	11,743	—	—	—	—	—	—	11,356	82,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                      The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of September 30, 2014 and December 31, 2013, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	16,831	—	—	—	—	—	—	—	—	—	—	—	16,831
Central Bank promissory notes	18,941	—	—	—	—	—	—	—	—	—	—	—	18,941	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	203,805	232,512	2,757	7,217	43	—	—	—	—	—	—	—	206,605	239,729
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	338	206	—	—	—	—	—	—	—	—	—	—	338	206
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	223,084	249,549	2,757	7,217	43	—	—	—	—	—	—	—	225,884	256,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                            Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of September 30, 2014, the Bank held securities with a fair value of Ch$11,219 million (Ch$81,830 million in December 2013) on such terms.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of September 30, 2014 is Ch$224,558 million (Ch$255,302 million in December 2013). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of September 30, 2014 and 2013, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	14,501	—	18,711	32,032	14,769	17,094	26,705	13,416	22,309	66,392	—	—	15,312	14,012
Interest rate swap	—	8,569	—	—	16,274	4,731	22,200	25,394	31,651	8,412	74,579	117,420	301	714	10,097	11,312
Total derivatives held for hedging purposes	—	8,569	14,501	—	34,985	36,763	36,969	42,488	58,356	21,828	96,888	183,812	301	714	25,409	25,324

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	61,930	—	—	59,730	549,249	313,263	271,129	209,465	379,853	300,386	77,253	37,971	5,579	6,681
Total Derivatives held as cash flow hedges	—	—	61,930	—	—	59,730	549,249	313,263	271,129	209,465	379,853	300,386	77,253	37,971	5,579	6,681

Derivatives held-for-trading purposes
Currency forward	3,883,532	2,815,835	3,361,689	2,194,765	6,281,452	3,812,356	420,092	323,882	20,182	52,513	25	39	161,149	41,673	154,735	65,396
Cross currency swap	135,921	124,909	341,136	470,928	1,075,553	1,400,553	2,100,265	1,195,627	1,037,205	1,024,721	1,828,150	1,465,280	378,298	193,455	446,698	243,979
Interest rate swap	944,539	567,058	2,239,770	1,318,722	6,385,773	4,275,295	7,009,559	4,767,240	3,990,303	2,919,321	3,383,595	2,549,584	200,130	97,974	190,870	99,488
Call currency options	39,592	12,491	31,852	39,109	79,204	138,809	239	6,572	—	—	—	—	3,266	2,301	3,080	3,559
Put currency options	25,613	7,034	23,035	31,078	54,590	75,379	239	—	—	—	—	—	149	600	245	705
Total derivatives of negotiation	5,029,197	3,527,327	5,997,482	4,054,602	13,876,572	9,702,392	9,530,394	6,293,321	5,047,690	3,996,555	5,211,770	4,014,903	742,992	336,003	795,628	413,127

Total	5,029,197	3,535,896	6,073,913	4,054,602	13,911,557	9,798,885	10,116,612	6,649,072	5,377,175	4,227,848	5,688,511	4,499,101	820,546	374,688	826,616	445,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2014 and December 31, 2013:

	September	December
	2014	2013
	MCh$	MCh$
Hedged element
Commercial loans	96,995	128,934
Corporate bonds	144,704	164,526

Hedge instrument
Cross currency swap	96,995	128,934
Interest rate swap	144,704	164,526

(c)                        Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of obligations with foreign banks, bonds issued abroad in Mexican pesos to rate TIIE, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yens. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	As of September 30, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows
Hedged item (Corporate bonds MXN)	(202)	(67,267)	—	—	—	—	(67,469)
Hedged item (Corporate bonds HKD)	(2,289)	—	(7,089)	(18,809)	(18,761)	(314,330)	(361,278)
Hedged item (Corporate bonds PEN)	(319)	—	(317)	(1,269)	(15,837)	—	(17,742)
Hedged item (Corporate bonds CHF)	(224)	(1,827)	(4,869)	(325,381)	(242,175)	(111,376)	(685,852)
Hedged item (Obligation USD)	(491)	(94)	(1,757)	(214,113)	—	—	(216,455)
Hedged item (Corporate bonds JPY)	—	(374)	(957)	(63,018)	(44,118)	(55,550)	(164,017)

Hedge instruments
Inflows
Hedged Instrument (Cross currency swap MXN leg)	202	67,267	—	—	—	—	67,469
Hedged Instrument (Cross currency swap HKD leg)	2,289	—	7,089	18,809	18,761	314,330	361,278
Hedged Instrument (Cross currency swap PEN leg)	319	—	317	1,269	15,837	—	17,742
Hedged Instrument (Cross currency swap CHF leg)	224	1,827	4,869	325,381	242,175	111,376	685,852
Hedged Instrument (Cross currency swap USD leg)	491	94	1,757	214,113	—	—	216,455
Hedged Instrument (Cross currency swap JPY leg)	—	374	957	63,018	44,118	55,550	164,017

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c.2) Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	As of September 30, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows
Hedged item (Cash flows CLF)	3,726	68,762	24,409	604,746	304,451	429,795	1,435,889

Hedge instruments
Outflows
Hedged Instrument (Cross currency swap MXN leg)	—	(62,802)	—	—	—	—	(62,802)
Hedged Instrument (Cross currency swap HKD leg)	(1,590)	(571)	(4,977)	(14,308)	(14,267)	(266,030)	(301,743)
Hedged Instrument (Cross currency swap PEN leg)	(234)	—	(233)	(932)	(14,982)	—	(16,381)
Hedged Instrument (Cross currency swap JPY leg)	—	(1,232)	(3,133)	(68,625)	(47,795)	(58,751)	(179,536)
Hedged Instrument (Cross currency swap USD leg)	(1,902)	(392)	(2,281)	(194,718)	—	—	(199,293)
Hedged Instrument (Cross currency swap CHF leg)	—	(3,765)	(13,785)	(326,163)	(227,407)	(105,014)	(676,134)

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              Unrealized gain of fair value adjustment for the period 2014 was Ch$5,446 million (Ch$16,389 charge to equity as of September 30, 2013) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of September 30, 2014 was a charge to equity of Ch$4,302 million (Ch$13,112 charge to equity as of September 30, 2013).

The accumulated amount for this concept (net of deferred taxes) as of September 30, 2014 correspond to a charge to equity amounted Ch$17,723 million (charge to equity of Ch$13,421 million as of December 31, 2013).

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$38,942 millions in 2014 (Ch$23,207 charge to equity as of September 30, 2013).

(c.5)              As of September 30, 2014 and 2013, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)              As of September 30, 2014 and 2013, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	September 2014	December 2013
	MCh$	MCh$
Domestic Banks
Interbank loans	1,000	100,012
Others credits with domestic banks	—	—
Provisions for loans to domestic banks	—	(36)
Subtotal	1,000	99,976
Foreign Banks
Loans to foreign banks	159,968	252,697
Chilean exports trade loans	102,401	97,194
Credits with third countries	62,816	12,864
Provisions for loans to foreign banks	(971)	(1,256)
Subtotal	324,214	361,499
Central Bank of Chile
Non-available Central Bank deposits	350,000	600,000
Other Central Bank credits	550	581
Subtotal	350,550	600,581
Total	675,764	1,062,056

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$
Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	90	403	493
Provisions released	—	—	—
Balance as of September 30, 2013	95	1,357	1,452
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(59)	(101)	(160)
Balance as of December 31, 2013	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(36)	(285)	(321)
Balance as of September 30, 2014	—	971	971

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of September 30, 2014 and December 31, 2013, the composition of the portfolio of loans is the following:

	As of September 30, 2014
		Assets before allowances			Allowances established
	Normal Portfolio	Impaired Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,048,997	81,200	314,665	9,444,862	(109,093)	(93,052)	(202,145)	9,242,717
Foreign trade loans	1,186,942	66,108	62,132	1,315,182	(77,726)	(957)	(78,683)	1,236,499
Current account debtors	307,935	3,885	2,813	314,633	(3,373)	(3,446)	(6,819)	307,814
Factoring transactions	481,801	2,631	645	485,077	(8,344)	(748)	(9,092)	475,985
Commercial lease transactions (1)	1,279,831	18,930	28,454	1,327,215	(5,184)	(10,442)	(15,626)	1,311,589
Other loans and accounts receivable	38,673	529	10,293	45,595	(1,942)	(3,272)	(5,214)	40,381
Subtotal	12,344,179	173,283	415,102	12,932,564	(205,662)	(111,917)	(317,579)	12,614,985
Mortgage loans
Mortgage bonds	69,735	—	4,820	74,555	—	(223)	(223)	74,332
Transferable mortgage loans	106,817	—	2,450	109,267	—	(154)	(154)	109,113
Other residential real estate mortgage loans	4,951,796	—	77,642	5,029,438	—	(22,428)	(22,428)	5,007,010
Credits from ANAP	21	—	—	21	—	—	—	21
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	6,287	—	—	6,287	—	(40)	(40)	6,247
Subtotal	5,134,656	—	84,912	5,219,568	—	(22,845)	(22,845)	5,196,723
Consumer loans
Consumer loans in installments	1,969,200	—	179,209	2,148,409	—	(143,698)	(143,698)	2,004,711
Current account debtors	252,070	—	8,220	260,290	—	(7,566)	(7,566)	252,724
Credit card debtors	792,623	—	28,783	821,406	—	(32,718)	(32,718)	788,688
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	140	—	702	842	—	(368)	(368)	474
Subtotal	3,014,033	—	216,914	3,230,947	—	(184,350)	(184,350)	3,046,597
Total	20,492,868	173,283	716,928	21,383,079	(205,662)	(319,112)	(524,774)	20,858,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of December 31, 2013
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,576	117,957	269,260	9,888,793	(95,962)	(86,529)	(182,491)	9,706,302
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,028	224,446	358,034	13,076,508	(182,862)	(104,836)	(287,698)	12,788,810
Mortgage loans
Mortgage bonds	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	169,216	2,035,161	—	(134,460)	(134,460)	1,900,701
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	204,331	3,060,696	—	(174,278)	(174,278)	2,886,418
Total	20,013,370	224,446	631,695	20,869,511	(182,862)	(297,616)	(480,478)	20,389,033

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of September 30, 2014 MCh$550,556 (MCh$503,972 as of December 31, 2013) correspond to finance leases for real estate and MCh$776,659 (MCh$705,775 as of December 31, 2013), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a.ii)              Impaired Portfolio

As of September 30, 2014 and December 31, 2013, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,438,266	12,629,450	494,298	447,058	12,932,564	13,076,508	(205,662)	(182,862)	(111,917)	(104,836)	(317,579)	(287,698)	12,614,985	12,788,810
Mortgage loans	5,134,656	4,662,977	84,912	69,330	5,219,568	4,732,307	—	—	(22,845)	(18,502)	(22,845)	(18,502)	5,196,723	4,713,805
Consumer loans	3,014,033	2,856,365	216,914	204,331	3,230,947	3,060,696	—	—	(184,350)	(174,278)	(184,350)	(174,278)	3,046,597	2,886,418
Total	20,586,955	20,148,792	796,124	720,719	21,383,079	20,869,511	(205,662)	(182,862)	(319,112)	(297,616)	(524,774)	(480,478)	20,858,305	20,389,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during periods 2014 and 2013 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(5,934)	(19,473)	(25,407)
Mortgage loans	—	(2,569)	(2,569)
Consumer loans	—	(116,244)	(116,244)
Total charge-offs	(5,934)	(138,286)	(144,220)
Debt swap	(12,556)	—	(12,556)
Allowances established	17,791	167,834	185,625
Allowances released	—	—	—
Balance as of September 30, 2013	164,202	292,082	456,284
Charge-offs:
Commercial loans	(2,714)	(7,908)	(10,622)
Mortgage loans	—	(673)	(673)
Consumer loans	—	(41,020)	(41,020)
Total charge-offs	(2,714)	(49,601)	(52,315)
Allowances established	21,374	55,135	76,509
Allowances released	—	—	—
Balance as of December 31, 2013	182,862	297,616	480,478
Charge-offs:
Commercial loans	(18,302)	(27,685)	(45,987)
Mortgage loans	—	(2,330)	(2,330)
Consumer loans	—	(135,646)	(135,646)
Total charge-offs	(18,302)	(165,661)	(183,963)
Allowances established	41,102	187,157	228,259
Allowances released	—	—	—
Balance as of September 30, 2014	205,662	319,112	524,774

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.                  As of September 30, 2014 and December 31, 2013, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                Loans to Customers, continued:

(b)                           Allowances for loan losses, continued:

2.                  As of September 30, 2014 and December 31, 2013 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets.

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	456,266	435,789	(53,685)	(53,920)	402,581	381,869
Due after 1 year but within 2 years	325,140	314,546	(40,655)	(39,405)	284,485	275,141
Due after 2 years but within 3 years	205,823	197,979	(26,564)	(25,097)	179,259	172,882
Due after 3 years but within 4 years	139,481	121,241	(19,150)	(16,987)	120,331	104,254
Due after 4 years but within 5 years	97,002	78,992	(14,010)	(12,663)	82,992	66,329
Due after 5 years	279,725	232,607	(31,982)	(29,879)	247,743	202,728
Total	1,503,437	1,381,154	(186,046)	(177,951)	1,317,391	1,203,203

(*)    The net balance receivable does not include past-due portfolio totaling MCh$9,824 as of September 30, 2014 (MCh$6,544 as of December 31, 2013).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

In the present period the Bank has not acquired portfolio loans.

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of September 30, 2014
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
430,239	(43)	430,239	43

As of September 30, 2013
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
47,437	(354)	47,752	669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(f)                         Securitization of own assets

During the period 2013 and September 2014, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of September 30, 2014 and December 31, 2013, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2014			December 2013
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	28,394	—	28,394	333,035	—	333,035
Promissory notes issued by the Chilean Government and Central Bank	383,602	—	383,602	50,415	—	50,415
Other instruments	105,714	—	105,714	202,958	—	202,958

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	98,281	—	98,281	96,933	—	96,933
Bonds from domestic banks	38,498	—	38,498	128,500	—	128,500
Deposits from domestic banks	659,806	—	659,806	617,816	—	617,816
Bonds from other Chilean companies	28,891	—	28,891	13,558	—	13,558
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	161,703	—	161,703	154,267	—	154,267

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	51,981	—	51,981	76,222	—	76,222
Total	1,556,870	—	1,556,870	1,673,704	—	1,673,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$18,952 as of September 30, 2014 (MCh$16,840 as of December 31, 2013).  The agreements to repurchase have an average maturity of 2 days as of September 30, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$16 as of September 30, 2014 (Ch$109 million as of December 31, 2013). The agreements to repurchase have an average maturity of 2 days as of September 30, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of September 30, 2014, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$34,436, net of tax (net unrealized gain of MCh$29,372 as of December 31, 2013), recorded in other comprehensive income within equity.

During 2014 and 2013, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2014 and 2013 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the nine-month period ended September 30, 2014 and 2013 are as follows:

	September 2014	September 2013
	MCh$	MCh$

Unrealized (losses)/profits during the period	23,540	17,354
Realized losses/(profits) (reclassified)	(15,951)	(8,205)
Subtotal unrealized during the period	7,589	9,149
Income tax	(2,525)	(1,829)
Total unrealized during the period	5,064	7,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$24,584 as of September 30, 2014 (MCh$16,670 as of December 31, 2013), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September	December	September	December	September	December	September	September
		2014	2013	2014	2013	2014	2013	2014	2013
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.(****)	Banco de Chile	26.16	26.16	31,678	5,232	8,286	1,368	309	214
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	8,568	7,197	2,211	1,858	505	402
Administrador Financiero del Transantiago S.A. (*)	Banco de Chile	20.00	20.00	10,791	9,737	2,158	1,948	211	669
Redbanc S.A.	Banco de Chile	38.13	38.13	5,178	4,401	1,975	1,678	355	140
Sociedad Imerc OTC S.A. (**) (***)	Banco de Chile	11.62	12.49	11,168	11,411	1,298	1,425	(134)	—
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,408	1,982	803	661	144	78
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A (***).	Banco de Chile	15.00	15.00	4,553	4,529	683	679	72	41
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,201	1,978	590	530	64	73
Subtotal Associates				76,545	46,467	18,004	10,147	1,526	1,617

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,160	7,180	3,580	3,590	(10)	100
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,464	1,341	732	670	93	75
Subtotal Joint Ventures				8,624	8,521	4,312	4,260	83	175

Subtotales				85,169	54,988	22,316	14,407	1,609	1,792

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	284	252
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	34	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						48	43	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,268	2,263	318	252
Total						24,584	16,670	1,927	2,044

(1)                            Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)                            On July 9, 2013 it was published in Diario Oficial of Chile (Federal Register in USA) the resolution No. 285 between Government Department of Transport and Telecommunications and Government Department of Treasury, which approved a new agreement related to “the delivery of complementary services of financial management”, whereby the new agreement, AFT only provide services related with financial management of the resourses of Transantiago system, all of that in the terms and conditions that establish the new contract.

(**)                     On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,111 shares, equivalents to MCh$1,440 million paid upon constitution of society.  It was subscribed and paid 8,895 shares at the date of these financial statements.

(***)              Banco de Chile has significant influence in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. y Sociedad Imerc OTC S.A., due to its right to design a member of Board of each entities mentioned.

(****)       On June 3, 2014 TransBank SA made a capital increase in an amount equal to Ch$26,335,343,467 by capitalization of revaluation and profits of $ 1,135,328,683 and issuance of shares for payment by $ 25,200,014,784. Banco de Chile made the subscription and payment of 33,629,690 shares for a total amount of Ch$6,591,419,240. The shareholding of Banco de Chile SA TransBank he was not modified by this capital increase

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2014 and 2013 are detailed as follows:

	September 2014	September 2013
	MCh$	MCh$

Balance as of January1,	16,670	13,933
Sale of investments	—	—
Acquisition of investments	6,608	1,440
Participation in net income	1,609	1,792
Dividends receivable	(260)	(191)
Dividends received	(195)	(931)
Payment of dividends	152	654
Balance as of September 30,	24,584	16,697

(c)                        During the nine-month period ended September 30, 2014 and as of December 31, 2013 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of September 30, 2014 and December 31, 2013 intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	September	December	September	December	September	December	September	December	September	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	4,138	4,138	(4,138)	(4,138)	—	—
Other Intangible Assets:
Software or computer programs	6	6	4	4	90,097	86,986	(63,483)	(57,767)	26,614	29,219
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Other intangible assets	—	—	—	—	—	501	—	(49)	—	452
Total					95,975	93,365	(69,361)	(63,694)	26,614	29,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the nine-month period ended September 30, 2014 and December 31, 2013 are as follows:

	September 2014
	Goodwill: Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible	Total
	MM$	MM$	MM$	MM$	MM$
Gross Balance
Balance as of January 1, 2014	4,138	87,014	1,740	501	93,393
Acquisition	—	3,263	—	—	3,263
Disposals/ write-downs	—	(530)	—	—	(530)
Reclassifications	—	470	—	(501)	(31)
Impairment loss(*)	—	(120)	—	—	(120)
Total	4,138	90,097	1,740	—	95,975

Accumulated Amortization
Balance as of January 1, 2014	(4,138)	(57,795)	(1,740)	(49)	(63,722)
Amortization for the period(*)	—	(6,241)	—	—	(6,241)
Disposals/ write-downs	—	553	—	—	553
Reclassifications	—	—	—	49	49
Total	(4,138)	(63,483)	(1,740)	—	(69,361)
Balance as of September 30, 2014	—	26,614	—	—	26,614

	December 2013
	Goodwill: Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible	Total
	MM$	MM$	MM$	MM$	MM$
Gross Balance
Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisition	—	5,137	—	374	5,511
Disposals/ write-downs	—	(859)	—	(485)	(1,344)
Impairment loss(*)	—	(28)	—	—	(28)
Total	4,138	86,986	1,740	501	93,365

Accumulated Amortization
Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the period(*)	(1,138)	(7,985)	(479)	(27)	(9,629)
Disposals/ write-downs	—	859	—	12	871
Total	(4,138)	(57,767)	(1,740)	(49)	(63,694)

Balance as of December 31, 2013	—	29,219	—	452	29,671

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of September 30, 2014 and December 31, 2013, the Bank has the following technological developments:

	Amount of Commitment
	September	December
	2014	2013
Detail	MCh$	MCh$

Software and licenses	4,593	9,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       The detail of this item as of September 30, 2014 and December 31, 2013, is a follow:

	Gross balance		Accumulated depreciation		Saldo Neto
	September	December	September	December	September	December
	2014	2013	2014	2013	2014	2013
	MM$	MM$	MM$	MM$	MM$	MM$
Type Property and equipment:

Land and Buildings	175,333	175,849	(39,845)	(38,717)	135,488	137,132
Equipment	149,480	137,827	(118,820)	(116,081)	30,660	21,746
Others	151,739	147,397	(114,123)	(108,697)	37,616	38,700
Total	476,552	461,073	(272,788)	(263,495)	203,764	197,578

(b)                       As of September 30, 2014 and December 31, 2013, this account and its movements are detailed as follows:

	September 2014
	Land and Buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
Gross Balance
Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Additions	—	16,561	5,246	21,807
Disposals/write-downs	(516)	(3,538)	(623)	(4,677)
Transfers	—	(2)	2	—
Impairment loss (*)	—	(1,368)	(283)	(1,651)
Total	175,333	149,480	151,739	476,552

Accumulated Depreciation
Balance as of January 1, 2014	(38,717)	(116,081)	(108,697)	(263,495)
Transfers	—	(22)	22	—
Depreciation charges in the period (*)(**)	(1,645)	(6,256)	(6,006)	(13,907)
Sales and disposals in the period	517	3,539	558	4,614
Total	(39,845)	(118,820)	(114,123)	(272,788)

Balance as of September 30, 2014	135,488	30,660	37,616	203,764

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment, continued:

(b)                       As September 30, 2014 and December 31, 2013, this account and its movements are detailed as follows, continued:

	December 2013
	Land and Buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
Gross Balance
Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Additions	62	7,509	4,678	12,249
Disposals/write-downs	(365)	(1,406)	(1,710)	(3,481)
Transfers	—	(218)	218	—
Impairment loss (*)(***)	—	(84)	(426)	(510)
Total	175,849	137,827	147,397	461,073

Accumulated Depreciation
Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Transfers	—	(19)	19	—
Depreciation charges in the period (*)(**)	(2,873)	(7,716)	(8,310)	(18,899)
Sales and disposals in the period	128	1,586	1,316	3,030
Total	(38,717)	(116,081)	(108,697)	(263,495)

Balance as of December 31, 2013	137,132	21,746	38,700	197,578

(*)                        See Note 35 - Depreciation, Amortization and Impairment.

(**)                 This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$285 (MCh$381 as of December 30, 2013). In additions, this amount does not include depreciation of the period for equipment for MCh464.

(***)          It includes charge-offs provision of Property and Equipment of MCh$247 million as of December 31, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                     Property and equipment, continued:

(c)                        As of September 30, 2014 and 2013, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		September 2014
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	22,005	2,435	4,866	18,132	39,327	28,375	46,014	139,149

		September 2013
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	21,470	2,296	4,576	16,681	37,016	26,735	49,055	136,359

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of September 30, 2014 and 2013, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of September 30, 2014 and as of December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.           Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Income taxes	69,900	85,336
Sole first category tax	—	23
Tax from previous period	—	—
Tax on non-deductible expenses (35%)	1,031	1,885
Less:
Monthly prepaid taxes (PPM)	(60,198)	(73,694)
Credit for training expenses	(107)	(1,714)
Other	(3,130)	(4,705)
Total	7,496	7,131

Tax rate	21%	20%

	September	December
	2014	2013
	MCh$	MCh$

Current tax assets	2,412	3,202
Current tax liabilities	(9,908)	(10,333)
Total tax receivable (payable)	(7,496)	(7,131)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current Taxes and Deferred Taxes, continued:

(b)                       Income Tax:

The Bank’s tax expense recorded for the nine-month period ended September 30, 2014 and 2013 as follows:

	September	September
	2014	2013
	MCh$	MCh$
Income tax expense:
Current year taxes	71,044	53,734
Tax from previous periods	1,050	52
Subtotal	72,094	53,786
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(15,128)	1,844
Effect of exchange rates on deferred tax	(21,083)	—
Subtotal	(36,211)	1,844
Non deductible expenses (Art. 21 Income Tax Law)	1,031	1,049
Other	(167)	(8)
Net charge to income for income taxes	36,747	56,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2014 and 2013:

	September		September
	2014		2013
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	21.00	104,936	20.00	87,478
Additions or deductions	(9.57)	(47,806)	(6.58)	(28,784)
Non-deductible expenses	0.21	1,031	0.24	1,049
Tax from previous periods	0.21	1,050	0.01	52
Effect of exchange rates on deferred tax	(4.22)	(21,083)	—	—
Others	(0.28)	(1,381)	(0.71)	(3,124)
Effective rate and income tax expense	7.35	36,747	12.96	56,671

The effective rate for income tax for the period ended September 30, 2014 is 7.35% (12.96% in September 2013).

On September 29, 2014, was published the Law 20,780 in the Official Journal amending the Taxation System of Income and introduces various adjustments in the tax system was enacted. In the third paragraph of Article 14 of the new Law on Income Tax, states that publicly held companies that do not exercise the option of regime change that default corresponds to the semi-integrated, modify transiently rates Tax first category according to the following frequency:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect in profit and loss on deferred tax by this rate change meant an income in the income statement by $ 21,083 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as			Balances
	of			as of
	December	Effect		September
	31, 2013	Income	Equity	30, 2014
	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	108,102	30,482	—	138,584
Obligations with agreements to repurchase	205	(205)	—	—
Personnel provisions	5,747	99	—	5,846
Staff vacation	4,379	905	—	5,284
Accrued interests and indexation adjustments from past due loans	2,413	1,279	—	3,692
Staff severance indemnities provisions	971	319	75	1,365
Provision of credit cards expenses	6,493	3,680	—	10,173
Provision of accrued expenses	7,731	4,006	—	11,737
Other adjustments	9,863	3,131	—	12,994
Total debit differences	145,904	43,696	75	189,675

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,436	(1,085)	—	15,521
Adjustment for valuation of financial assets available-for-sale	7,343	—	2,525	9,868
Leasing equipment	8,500	3,634	—	12,134
Transitory assets	2,739	972	—	3,711
Adjustment for derivative instruments	138	(125)	—	13
Colocaciones devengadas tasa efectiva	1,046	902	—	1,948
Other adjustments	2,367	1,017	—	3,384
Total credit differences	36,569	7,485	2,525	46,579

Deferred tax assets (liabilities), net	109,335	36,211	(2,450)	143,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2013 and December 31, 2013, are detailed as follows:

	Balances as of December	Effect		Balances as of September	Effect		Balances as of December
	31, 2012	Income	Equity	30, 2013	Income	Equity	31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	5,289	—	104,402	3,700	—	108,102
Obligations with agreements to repurchase	(11)	38	—	27	178	—	205
Personnel provisions	6,092	(941)	—	5,151	596	—	5,747
Staff vacation	4,058	310	—	4,368	11	—	4,379
Accrued interests and indexation adjustments from past due loans	2,123	5	—	2,128	285	—	2,413
Staff severance indemnities provisions	960	(46)	—	914	24	33	971
Provision of credit cards expenses	4,694	1,271	—	5,965	528	—	6,493
Provision of accrued expenses	7,382	342	—	7,724	7	—	7,731
Other adjustments	5,158	123	—	5,281	4,582	—	9,863
Total debit differences	129,569	6,391	—	135,960	9,911	33	145,904

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,423	(480)	—	14,943	(507)	—	14,436
Adjustment for valuation of financial assets available-for-sale	4,499	—	1,829	6,328	—	1,015	7,343
Adjustment for cash flow hedge derivatives	259	—	(3,277)	(3,018)	—	3,018	—
Leasing Equipment	4,812	6,579	—	11,391	(2,891)	—	8,500
Transitory assets	2,449	1,689	—	4,138	(1,399)	—	2,739
Adjustment for derivative instruments	378	(210)	—	168	(30)	—	138
Colocaciones devengadas tasa efectiva	1,041	12	—	1,053	(7)	—	1,046
Other adjustments	1,195	645	7	1,847	520	—	2,367
Total credit differences	30,056	8,235	(1,441)	36,850	(4,314)	4,033	36,569
Deferred tax assets (liabilities), net	99,513	(1,844)	1,441	99,110	14,225	(4,000)	109,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.            Other Assets:

(a)                       Item detail:

At the end of each period, other assets are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Assets held for leasing(*)	79,929	74,723

Assets received or awarded as payment(**)
Assets awarded in judicial sale	2,088	2,640
Assets received in lieu of payment	138	372
Provision for assets received in lieu of payment	(33)	(46)
Subtotal	2,193	2,966

Other Assets
Deposits by derivatives margin	102,785	60,309
Other accounts and notes receivable	19,806	8,682
Investment properties	16,032	16,317
Documents intermediated(***)	14,084	74,366
Servipag available funds	13,925	19,200
Prepaid expenses	11,760	6,589
VAT receivable	8,626	9,958
Recoverable income taxes	7,985	6,048
Commissions receivable	5,301	7,784
Recovered leased assets for sale	2,051	5,463
Transaction in progress	2,007	1,803
Rental guarantees	1,579	1,456
Accounts receivable for sale of assets received in lieu of payment	844	1,286
Materials and supplies	592	528
Others	13,770	20,551
Subtotal	221,147	240,340
Total	303,269	318,029

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0044% (0.0124% as of December 31, 2013) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the nine-month period ended September 30, 2014 and 2013 are detailed as follows:

MCh$

Balance as of January 1, 2013	40
Provisions used	(39)
Provisions established	35
Provisions released	—
Balance as of September 30, 2013	36
Provisions used	(6)
Provisions established	16
Provisions released	—
Balance as of December 31, 2013	46
Provisions used	(76)
Provisions established	63
Provisions released	—
Balance as of September 30, 2014	33

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Current accounts	5,285,077	5,018,155
Other demand deposits	668,396	593,444
Other demand deposits and accounts	392,030	372,733
Total	6,345,503	5,984,332

20.            Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Time deposits	9,299,795	10,151,612
Term savings accounts	185,308	178,012
Other term balances payable	74,919	73,101
Total	9,560,022	10,402,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.            Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
HSBC Bank	153,118	134,814
Bank of Montreal	92,877	52,684
Bank of America	89,889	78,642
Wells Fargo Bank	81,949	26,298
Citibank N.A.	73,918	137,914
ING Bank	59,915	26,309
Deutsche Bank AG	59,871	94,327
Standard Chartered Bank	51,606	103,162
Bank of Nova Scotia	38,306	—
Toronto Dominion Bank	26,934	23,676
The Bank of New York Mellon	23,934	37,373
Royal Bank of Scotland	10,784	—
Mercantil Commercebank	6,015	15,888
Zuercher Kantonalbank	5,985	5,282
Commerzbank A.G.	1,995	61,958
Others	516	4,040

Borrowings and other obligations
China Development Bank	22,566	26,308
Citibank N.A.	3,104	54,768
Wells Fargo Bank	—	105,340
Others	286	672
Subtotal	803,568	989,455

Chilean Central Bank	9	10

Total	803,577	989,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	September 2014	December 2013
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	9	10
Total	9	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Mortgage bonds	68,952	86,491
Bonds	4,300,609	3,533,462
Subordinated bonds	770,212	747,007
Total	5,139,773	4,366,960

During the period ended as of September 30, 2014, Banco de Chile issued bonds by an amount of MCh$1,580,224, of which corresponds to unsubordinated bonds, according to the following details:

Bonds

Serie	Amount MCh$	Terms years	Rate %	Currency	Issue date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,814	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,023	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,665	6	3.40	UF	09/24/2014	09/24/2020
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
Subtotal September 30,2014	733,013
Short-term bonds	847,211
Total September 30, 2014	1,580,224

During the period ended as of September 30, 2014 there was not Subordinated bonds issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,603,669 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019
Subtotal 2013	1,093,749
Short-term bonds	509,920
Total 2013	1,603,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

UCHI-G1111	3,596	25	3.75	UF	01/25/2013	01/25/2038
Total	3,596

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.            Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Other Chilean obligations	136,716	160,612
Public sector obligations	46,940	50,314
Other abroad obligations	—	—
Total	183,656	210,926

24.            Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Provision for minimum dividends	266,044	324,582
Provisions for Personnel benefits and payroll expenses	64,833	67,943
Provisions for contingent loan risks	53,388	49,277
Provisions for contingencies:
Additional loan provisions(*)	117,826	107,757
Country risk provisions	3,233	1,770
Other provisions for contingencies	6,363	569
Total	511,687	551,898

(*)   As of September 30, 2014 it was registered an amount of Ch$10,069 million of additional provisions (Ch$10,000 during period 2013).  See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the nine-month period ended September 30, 2014 and December 31, 2013:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	247,569	29,812	10,632	7,388	2,004	297,405
Provisions used	(300,759)	(33,710)	—	—	(368)	(334,837)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2013	247,569	60,648	47,217	105,145	6,826	467,405
Provisions established	77,013	17,825	2,060	2,612	—	99,510
Provisions used	—	(10,530)	—	—	(1)	(10,531)
Provisions released	—	—	—	—	(4,486)	(4,486)
Balances as of December 31, 2013	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	266,044	34,697	4,111	10,069	7,487	322,408
Provisions used	(324,582)	(37,807)	—	—	(230)	(362,619)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2014	266,044	64,833	53,388	117,826	9,596	511,687

(c)                        Provisions for personnel benefits and payroll:

	September	December
	2014	2013
	MCh$	MCh$

Vacation accrual	23,121	21,895
Short-term personnel benefits	23,973	32,000
Pension plan- defined benefit plan	11,346	10,696
Other benefits	6,393	3,352
Total	64,833	67,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	September	September
	2014	2013
	MCh$	MCh$

Opening defined benefit obligation	10,696	10,633
Increase in provisions	613	434
Benefit paid	(253)	(453)
Prepayments	—	—
Actuarial gains	290	—
Closing defined benefit obligation	11,346	10,614

(ii)          Net benefits expenses:

	September	September
	2014	2013
	MCh$	MCh$

Current service cost	328	595
Interest cost of benefits obligations	(5)	(161)
Effect of change in actuarial factors	290	—
Net benefit expenses	613	434

(iii)       Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	September	December
	2014	2013
	%	%

Discount rate	4.65	5.19
Annual salary increase	5.19	5.19
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out during the third quarter 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	September	September
	2014	2013
	MCh$	MCh$

Balances as of January 1,	32,000	29,649
Provisions established	19,778	16,076
Provisions used	(27,805)	(23,004)
Provisions release	—	—
Total	23,973	22,721

(f)                         Movements in vacations accruals:

	September	September
	2014	2013
	MCh$	MCh$

Balances as of January 1,	21,895	20,842
Provisions established	4,040	4,209
Provisions used	(2,814)	(3,214)
Provisions release	—	—
Total	23,121	21,837

(g)                        Employee share-based benefits provision:

As of September 30, 2014 and as of December 31, 2013, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2014 and as of December 31, 2013, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$53,388 million (Ch$49,277 million as of December 31, 2013).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.            Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	September	December
	2014	2013
	MCh$	MCh$

Accounts and notes payable(*)	108,526	100,081
Unearned income	6,089	4,592
Dividends payable	1,302	1,145

Other liabilities
Documents intermediated(**)	45,609	108,380
Cobranding	42,281	32,085
VAT debit	11,842	13,158
Leasing deferred gains	5,294	4,207
Insurance payments	824	476
Transactions in progress	715	1,144
Others	7,457	2,837
Total	229,939	268,105

(*)             Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	September	December
	2014	2013
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	473,541	491,465
Confirmed foreign letters of credit	118,293	68,631
Issued letters of credit	162,524	166,849
Bank guarantees	1,434,265	1,402,399
Immediately available credit lines	5,918,587	5,436,938
Other commitments	14,274	—
Transactions on behalf of third parties
Collections	281,144	357,672
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	8,273	1,311
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	64,689	44,839
Other Financial assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,515,023	7,342,425
Securities held in safe custody in other entities	4,724,295	4,501,555
Total	20,714,908	19,814,084

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of September 30, 2014, the Bank has established provisions for this concept in the amount of MCh$721 (MCh$339 as of December 31, 2013), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	September 30, 2014
	2014	2015	2016	2017	2018	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	10	73	379	109	150	721

(b.2)            Contingencies for significant lawsuits:

As of September 30, 2014 and as of December 31, 2013 the Bank is not part to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                        Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,538,000, maturing January 9, 2015 (UF 2,515,500, maturing on January 9, 2014 as of December 31, 2013).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$54,393 million as of September 30, 2014 (Ch$75,474 million as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	September		December
	2014	Guarantees	2013	Guarantees
Fund	MCh$	Number	MCh$	Number
Mutual Fund Depósito Plus IV Guaranted	16,325	006392-7	16,325	006392-7
Mutual Fund Depósito Plus V Guaranted	9,976	001107-7	—	—
Mutual Fund Depósito Plus VI Guaranted	5,429	002506-8	—	—
Mutual Fund Small Cap USA Guaranted	5,197	008212-5	5,197	008212-5
Mutual Fund Chile Bursátil Guaranted	5,050	006034-3	5,050	006034-3
Mutual Fund Twin Win Europa 103 Guaranted	3,537	006035-1	3,537	006035-1
Mutual Fund Global Stocks Guaranted	2,964	007385-9	2,964	007385-9
Mutual Fund Second Best Chile EEUU Guaranted	2,207	006032-7	2,207	006032-7
Mutual Fund Europa Accionario Guaranted	2,059	006036-9	2,059	006036-9
Mutual Fund Second Best Europa China Guaranted	1,649	007082-7	1,649	007082-7
Mutual Fund Depósito Plus III Guaranted	—	—	12,937	006033-5
Mutual Fund Depósito Plus II Guaranted	—	—	9,308	006037-7
Mutual Fund Depósito Plus Guaranted	—	—	14,241	330681-1
Total	54,393		75,474

In compliance to stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF100,000, with maturity on January 9, 2015.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2014	2013
Guarantees:	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	3,918	16,946
Securities Exchange of the Electronic, Stock Exchange of Chile	3,206	10,644

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,998	2,995

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	—	68
Shares to secure loans of shares Chilean Electronic Stock Exchange, Stock Exchange	1,116	—

Total	11,238	30,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                    Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2015, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2015.

It was constituted a bank guarantee No. 356114-4 corresponds to UF210,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 9, 2015.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2014, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                   Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2014	2013
	MCh$	MCh$

Credit lines	34,040	31,664
Bank guarantees	15,053	13,915
Guarantees and surety bonds	3,201	3,135
Letters of credit	761	563
Other commitments	333	—
Total	53,388	49,277

(e)                        On January 30th, 2014 the Superintendency of Securities and Insurance (“SVS”) (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… .” Banchile Corredores has denied the charges and requested their dismissal. The evidentiary phase of the process has been completed.

(f)                         On February 21, 2014, Banco de Chile was notified of a complaint filed by the National Consumer Service (Servicio Nacional del Consumidor, or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.

The legal action challenges certain clauses that exists in the Person Products Unified Agreement (“Contrato Unificado de Productos de Personas”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. The Bank has answered the complaint and asked the court to dismiss all charges. At this stage the effects of any potential judgment cannot be quantified. Currently the case is started in a state of probation, which is pending.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.            Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of September 30, 2014, the paid-in capital of Banco de Chile is represented by 94,655,367,544 registered shares (93,175,043,991 shares as of December 31, 2013), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)              On March 27, 2014, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2013. On July 10, 2014 was issued 1.480.323.553 fully paid-in shares as agreed at the Board Meeting No. 2798 dated June 26, 2014 were issued.

(ii.2)              The following table shows the share movements from December 31, 2012 to September 30, 2014:

	Ordinary shares	Ordinary T Series shares	Total shares

As of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Fully paid and subscribed shares period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings	1,197,741,038	—	1,197,741,038
Total shares as of September 30, 2013	93,175,043,991	—	93,175,043,991
Total shares as of December 31, 2013	93,175,043,991	—	93,175,043,991
Capitalization of retained earnings(*)	1,480,323,553	—	1,480,323,553
Total shares as September 30, 2014	94,655,367,544	—	94,655,367,544

(*)           Capitalization as of June 26, 2014. See note No 5(j)(a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the nine-month period ended September 30, 2014 ascend to Ch$380,063 million (Ch$463,688 million as of December 31, 2013).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2013, made in March of 2014, ascend to Ch$49,913 million (Ch$36,193 million of income for the year ended as of December 31, 2012, retained in March of 2013).

(c)                 Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2013.  The dividend of period 2014 amounted Ch$368,120 million.

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2012.  The dividend of period 2013 amounted Ch$343,455 million.

(d)                Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$266,044 (MCh$324,582 as of December 31, 2013) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)               Earnings per share:

i.                 Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.              Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	September	September
	2014	2013
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	462,947	380,720
Weighted average number of ordinary shares	94,655,367,544	92,929,577,197
Earning per shares (in Chilean pesos)	4.89	4.10

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	462,947	380,720
Weighted average number of ordinary shares	94,655,367,544	92,929,577,197
Assumed conversion of convertible debt	—	—
Adjusted number of shares	94,655,367,544	92,929,577,197
Diluted earnings per share (in Chilean pesos)	4.89	4.10

As of September 30, 2014 and 2013, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2014 it was made a credit to equity for an amount of Ch$79 million (credit to equity for Ch$39 million as of September 30, 2013).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2014 it was made a net credit to equity for an amount of Ch5,064 million (net credit to equity for Ch$7,320 million as of September 30, 2013).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2014 it was made a net charge to equity for an amount of Ch$4,302 million (charge to equity for Ch$13,112 million as of September 30, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.            Interest Revenue and Expenses:

(a)                                On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	September 2014				September 2013
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	528,604	170,606	1,944	701,154	546,351	49,579	2,064	597,994
Consumer loans	420,736	2,726	6,659	430,121	415,897	665	6,195	422,757
Residential mortgage loans	161,477	178,456	2,838	342,771	142,621	48,590	2,736	193,947
Financial investment	41,755	19,165	—	60,920	49,790	10,484	—	60,274
Repurchase agreements	1,086	—	—	1,086	1,316	1	—	1,317
Loans and advances to banks	13,805	—	—	13,805	11,051	—	—	11,051
Other interest revenue	364	2,319	—	2,683	165	804	—	969
Total	1,167,827	373,272	11,441	1,552,540	1,167,191	110,123	10,995	1,288,309

The amount of interest revenue recognized on a received basis for impaired portfolio as of September 30, 2014 was Ch$6,514 million (Ch$6,108 million in 2013).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	September 2014			September 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	11,146	1,592	12,738	7,622	642	8,264
Residential mortgage loans	1,493	1,138	2,631	1,377	662	2,039
Consumer loans	186	—	186	295	—	295
Total	12,825	2,730	15,555	9,294	1,304	10,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                     Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	September 2014			September 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	262,216	68,149	330,365	330,617	23,670	354,287
Debt issued	117,285	122,870	240,155	97,504	33,823	131,327
Other financial obligations	1,393	1,367	2,760	1,483	458	1,941
Repurchase agreements	7,442	102	7,544	10,164	—	10,164
Borrowings from financial institutions	5,221	—	5,221	11,449	—	11,449
Demand deposits	515	6,129	6,644	48	1,646	1,694
Other interest expenses	—	679	679	—	87	87
Total	394,072	199,296	593,368	451,265	59,684	510,949

(d)                       As of September 30, 2014 and 2013, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	September 2014			September 2013
	Income (loss)	Expense	Total	Income (loss)	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	240	—	240	12,185	—	12,185
Loss from fair value accounting hedges	(5,052)	—	(5,052)	(7,792)	—	(7,792)
Gain from cash flow accounting hedges	10,444	22,585	33,029	4,573	10,264	14,837
Loss from cash flow accounting hedges	(77,389)	(6,896)	(84,285)	(16,401)	(3,217)	(19,618)
Net gain on hedge items	(245)	—	(245)	(8,279)	—	(8,279)
Total	(72,002)	15,689	(56,313)	(15,714)	7,047	(8,667)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	September 2014	September 2013
	MCh$	MCh$

Interest revenue	1,552,540	1,288,309
Interest expenses	(593,368)	(510,949)
Subtotal	959,172	777,360

Income accounting hedges (net)	(56,313)	(8,667)

Total interest revenue and expenses, net	902,859	768,693

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.            Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	September 2014	September 2013
	MCh$	MCh$
Income from fees and commission
Card services	83,195	81,167
Investments in mutual funds and others	47,913	40,628
Collections and payments	36,304	38,425
Portfolio management	27,761	26,751
Lines of credit and overdrafts	15,383	16,674
Fees for insurance transactions	14,823	14,250
Guarantees and letters of credit	14,180	12,791
Trading and securities management	11,630	13,322
Usage Banchile’s brand	9,815	9,382
Use of distribution channel	6,247	13,185
Financial advisory services	4,410	1,995
Other fees earned	14,492	19,519
Total income from fees and commissions	286,153	288,089

Expenses from fees and commissions
Fees for credit card transactions	(65,946)	(54,089)
Fees on interbank transactions	(8,549)	(6,956)
Fees for collections and payments	(4,788)	(5,038)
Sale of mutual fund units	(2,545)	(1,765)
Fees for securities transactions	(2,065)	(2,413)
Sales force fees	(1,420)	(1,485)
Other fees	(350)	(493)
Total expenses from fees and commissions	(85,663)	(72,239)

30.            Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2014	2013
	MCh$	MCh$

Financial assets held-for-trading	23,385	17,980
Sale of available-for-sale instruments	17,281	11,137
Sale of loan portfolios	43	314
Trading derivative instruments	(16,249)	(5,463)
Net income on other transactions	(909)	(281)
Total	23,551	23,687

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.            Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2014	2013
	MCh$	MCh$

Gain from accounting hedges	90,198	27,988
Translation difference, net	18,653	4,160
Indexed foreign currency, net	(47,290)	4,616
Total	61,561	36,764

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the nine-month period ended September 2014 and September 2013 is the following:

			Loans to customers
	Loans and advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$	September 2014 MCh$	September 2013 MCh$

Provisions established:
Individual provisions	—	(493)	(41,102)	(17,791)	—	—	—	—	(41,102)	(17,791)	(1,883)	(2,138)	(42,985)	(20,422)
Group provisions	—	—	(34,766)	(37,835)	(6,673)	(3,502)	(145,718)	(126,497)	(187,157)	(167,834)	(2,228)	(8,494)	(189,385)	(176,328)
Provisions established, net	—	(493)	(75,868)	(55,626)	(6,673)	(3,502)	(145,718)	(126,497)	(228,259)	(185,625)	(4,111)	(10,632)	(232,370)	(196,750)

Provisions released:
Individual provisions	321	—	—	—	—	—	—	—	—	—	—	—	321	—
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	321	—	—	—	—	—	—	—	—	—	—	—	321	—

Provision, net	321	(493)	(75,868)	(55,626)	(6,673)	(3,502)	(145,718)	(126,497)	(228,259)	(185,625)	(4,111)	(10,632)	(232,049)	(196,750)

Additional provision	—	—	(10,069)	(7,388)	—	—	—	—	(10,069)	(7,388)	—	—	(10,069)	(7,388)

Recovery of written-off assets	—	—	8,231	8,467	1,426	1,306	22,099	20,548	31,756	30,321	—	—	31,756	30,321

Provisions,for loan losses, net	321	(493)	(77,706)	(54,547)	(5,247)	(2,196)	(123,619)	(105,949)	(206,572)	(162,692)	(4,111)	(10,632)	(210,362)	(173,817)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	September	September
	2014	2013
	MCh$	MCh$

Salaries	149,908	140,754
Bonuses	66,415	56,505
Lunch and health benefits	17,991	16,947
Staff severance indemnities	6,426	6,576
Training expenses	2,066	1,988
Other personnel expenses	12,713	11,421
Total	255,519	234,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	September	September
	2014	2013
	MCh$	MCh$

General administrative expenses
Information Technology and communications	39,734	36,794
Maintenance and repair of property and equipment	21,955	20,997
Office rental	15,814	14,942
Securities and valuables transport services	7,628	7,094
Office supplies	5,690	6,556
Rent ATM area	5,318	5,619
External advisory services	4,881	4,736
Representation and transferring of personnel	3,601	3,092
Lighting, heating and other utilities	3,286	3,332
Legal and notary	2,840	2,693
Insurance premiums	2,568	2,418
P.O. box, mail and postage	1,870	2,145
Home delivery of products	1,583	1,069
Donations	1,498	1,468
Equipment rental	873	909
Fees for professional services	476	580
Other general administrative expenses	7,842	5,960
Subtotal	127,457	120,404

Outsources services
Credit pre-evaluation services	16,621	16,267
Data processing	6,047	5,381
External technological developments expenses	5,644	4,903
Certification and testing technology	3,823	3,640
Other	2,375	1,993
Subtotal	34,510	32,184

Board expenses
Board remunerations	1,631	1,569
Other Board expenses	426	363
Subtotal	2,057	1,932

Marketing expenses
Advertising	20,531	20,522
Subtotal	20,531	20,522

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	5,696	5,170
Real estate contributions	1,863	1,684
Patents	957	1,299
Other taxes	332	1,114
Subtotal	8,848	9,267
Total	193,403	184,309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	September	September
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16b)	14,656	14,584
Amortization of intangibles assets (Note No. 15b)	6,241	6,748
Total	20,897	21,332

(b)                       As of September 30, 2014 and 2013 the composition of impairment expenses is the following:

	September	September
	2014	2013
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note No. 16b)	1,651	133
Impairment of Intangible Assets (Note No. 15b)	120	—
Total	1,771	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	September	September
	2014	2013
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,450	3,627
Other income	6	113
Subtotal	2,456	3,740

Release of provisions for contingencies
Country risk provisions	—	—
Provisions for credits abroad	—	—
Other provisions for contingencies	—	94
Subtotal	—	94

Other income
Rental income	6,017	5,291
Income from differences sale leased assets	2,204	605
Recovery from external branches	1,883	1,635
Expense recovery	1,457	1,316
Release of provisions for other assets	1,113	1,135
Revaluation of prepaid monthly payments	714	349
Fiduciary and trustee commissions	146	155
Gain on sale of property and equipment	82	210
Foreign trade income	66	20
Income from sale of leased assets	12	1,624
Indemnities received	1	898
Others	1,337	852
Subtotal	15,032	14,090

Total	17,488	17,924

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	September	September
	2014	2013
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,231	1,308
Expenses to maintain assets received in lieu of payment	362	361
Provisions for assets received in lieu of payment	63	35
Subtotal	1,656	1,704

Provisions for contingencies
Country risk provisions	1,463	1,868
Other provisions for contingencies	5,793	369
Subtotal	7,256	2,237

Other expenses
Provisions and charge-offs of other assets	10,908	4,632
Write-offs for operating risks	2,846	2,643
Credit cards administration	713	817
Operations expenses and charge-offs leasing	364	323
Provision for leased assets recoveries	362	246
Credit life insurance	257	280
Civil lawsuits	208	182
Loss in sale of property and equipment	—	5
Others	1,659	720
Subtotal	17,317	9,848

Total	26,229	13,789

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the Chilean Banking Act. stablishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	September	December	September	December	September	December	September	December
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	296,791	287,500	25,482	70,004	1,698	1,199	323,971	358,703
Residential mortgage loans	—	—	—	—	19,518	16,911	19,518	16,911
Consumer loans	—	—	—	—	3,706	3,790	3,706	3,790
Gross loans	296,791	287,500	25,482	70,004	24,922	21,900	347,195	379,404
Provision for loan losses	(839)	(929)	(39)	(152)	(50)	(52)	(928)	(1,133)
Net loans	295,952	286,571	25,443	69,852	24,872	21,848	346,267	378,271

Off balance sheet accounts:
Guarantees	638	1,109	—	—	—	—	638	1,109
Letters of credits	7,488	3,390	—	—	—	—	7,488	3,390
Banks guarantees	33,485	23,172	388	1,599	—	—	33,873	24,771
Immediately available credit lines	53,715	58,023	5,013	9,519	10,733	10,165	69,461	77,707
Total off balance sheet account	95,326	85,694	5,401	11,118	10,733	10,165	111,460	106,977
Provision for contingencies loans	(82)	(34)	—	(1)	—	—	(82)	(35)
Off balance sheet account, net	95,244	85,660	5,401	11,117	10,733	10,165	111,378	106,942

Amount covered by Collateral
Mortgage	29,094	27,122	55	55	13,904	14,476	43,053	41,653
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,602	2,849	17,300	17,300	10	10	19,912	20,159
Total colateral	31,709	29,984	17,355	17,355	13,921	14,493	62,985	61,832

Acquired Instruments
For trading purposes	—	1,078	—	—	—	—	—	1,078
For investing purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	1,078	—	—	—	—	—	1,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                        Production companies are legal entities which comply with the following conditions:

i)                     They engage in productive activities and generate a separable flow of income

ii)                  Less than 50% of their assets are trading securities or investments

(**)                   Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)            Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****) These guarantees correspond mainly to shares and other financial guarantees.

(b)                        Other assets and liabilities with related parties:

	September	December
	2014	2013
	MCh$	MCh$
Assets
Cash and due from banks	10,656	12,692
Derivative instruments	82,381	76,532
Other assets	16,489	22,047
Total	109,896	111,271

Liabilities
Demand deposits	97,831	123,223
Savings accounts and time deposits	450,723	233,172
Derivative instruments	102,780	85,694
Borrowings from financial institutions	77,022	192,682
Other liabilities	18,229	23,836
Total	746,585	658,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	September		September
	2014		2013
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	17,761	14,560	15,128	12,194
Fees and commission income	42,937	28,668	44,757	24,948
Financial operating	69,901	84,170	104,418	148,570
Released or established of provision for credit risk	—	783	133	—
Operating expenses	—	56,646	—	51,378
Other income and expenses	435	15	412	23
Total	131,034	184,842	164,848	237,113

(*)         This detail does not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

As part of a secondary offering by 6,700,000,000 ordinary shares of Banco de Chile held in the local and international market, dated January 28, 2014 Banco de Chile, as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Investments SA sold to the underwriters a portion of such shares. Additionally, on that date Banco de Chile and LQ Investments SA agreed the terms and conditions under which Banco de Chile participated in the process.

There are no contracts entered during the period 2014 and 2013 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                        Payments to key management personnel:

	September	September
	2014	2013
	MCh$	MCh$

Remunerations	2,835	2,559
Short-term benefits	3,722	3,093
Contract termination indemnity	613	418
Paid based on shares	—	—
Total	7,170	6,070

Composition of key personnel:

	No of executives
	September	September
	2014	2013
Position
CEO	1	1
CEOs of subsidiaries	7	6
Division Managers	13	11
Total	21	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                                             Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	September 2014		September 2013		September 2014	September 2013	September 2014	September 2013	September 2014	September 2013	September 2014	September 2013
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	284	(*)	270	(*)	36	35	264	240	—	—	584	545
Andrónico Luksic Craig	116		111		5	10	—	—	—	—	121	121
Jorge Awad Mehech	39		37		16	18	96	84	—	—	151	139
Jorge Ergas Heymann	39		37		12	13	39	32	—	—	90	82
Jaime Estévez Valencia	39		37		18	16	77	72	—	—	134	125
Jean-Paul Luksic Fontbona	39		22		6	5	—	2	—	—	45	29
Gonzalo Menéndez Duque	39		37		15	13	82	82	—	—	136	132
Francisco Pérez Mackenna	39		37		16	17	43	44	—	—	98	98
Rodrigo Manubens Moltedo	39		37		16	17	36	39	19	18	110	111
Thomas Fürst Freiwirth	39		37		14	14	31	30	—	—	84	81
Guillermo Luksic Craig	—		12		—	—	—	—	—	—	—	12
Other directors of subsidiaries	—		—		—	—	110	123	80	93	190	216
Total	712		674		154	158	778	748	99	111	1,743	1,691

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$12 (MCh$11 as of September 30, 2013).

(*)              Includes a provision of MCh$166 (MCh$159 as of September 30, 2013) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$112 (MCh$92 as of September 30, 2013).

Travel and other related expenses amount to MCh$202 (MCh$149 as of September 30, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in case of options. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)   Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities that the Bank can access at the measurement date.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)        Fair value hierarchy, continued

Level 2:                    Valuation techniques whose inputs are other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. For instruments in this level the valuations is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

In this level are included the following inputs:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices those are observable for the asset or liability.

d)             Inputs those are derived principally from or corroborated by observable market data.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, debt Chilean and foreign companies, made in Chile and abroad, mortgage claims, money market instruments and less liquid Chilean Central Bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

It should be noted that to consider that an input is corroborated by the market, it must meet minimum standards to ensure the robustness of information (backtesting). Until March 2014 this type of input was considered Level 3 This change involved the reclassification criteria in December 2013 at $ 251,659,000 Level 3 to Level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)   Fair value hierarchy, continued:

Level 3:                    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

During the second quarter of this year, we have adopted the approach of considering Level 2 financial instruments whose input (originating from external suppliers) are corroborated by the market. It should be noted that to consider that an input is corroborated by the market, it must meet minimum standards to ensure the robustness of information (Back Testing). Until March 2014 this type of input was considered Level 3.

This change of position reclassifications involved the following information relating to the December 31, 2013

	Level 2			Level 3
	December 2013	Reclassification	Adjusted 2013	December 2013	Reclassification	Adjusted 2013
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading from the Chilean Government and Central Bank	33,611	—	33,611	—	—	—
Other instruments issued in Chile	255,597	2,914	258,511	5,353	(2,914)	2,439
Instruments issued abroad	—	—	—	—	—	—
Mutual fund investments	—	—	—	—	—	—
Subtotal	289,208	2,914	292,122	5,353	(2,914)	2,439
Financial assets available-for-sale from the Chilean Government and Central Bank	422,533	—	422,533	—	—	—
Other instruments issued in Chile	714,747	219,353	934,100	296,327	(219,352)	76,975
Instruments issued abroad	—	32,307	32,307	33,986	(32,307)	1,679
Subtotal	1,137,280	251,660	1,388,940	330,313	(251,659)	78,654
Total	1,426,488	254,574	1,681,062	335,666	(254,573)	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                       Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013	September 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	27,802	31,326	81,088	33,611	—	—	108,890	64,937
Other instruments issued in Chile	396	1,034	228,956	258,511	2,016	2,439	231,368	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	245,726	66,213	—	—	—	—	245,726	66,213
Subtotal	273,924	98,573	310,044	292,122	2,016	2,439	585,984	393,134
Derivative contracts for trading purposes
Forwards	—	—	161,149	41,673	—	—	161,149	41,673
Swaps	—	—	578,428	291,429	—	—	578,428	291,429
Call Options	—	—	3,266	2,301	—	—	3,266	2,301
Put Options	—	—	149	600	—	—	149	600
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	742,992	336,003	—	—	742,992	336,003
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	301	714	—	—	301	714
Cash flow hedge (Swap)	—	—	77,253	37,971	—	—	77,253	37,971
Subtotal	—	—	77,554	38,685	—	—	77,554	38,685
Financial assets available-for-sale (1) from the Chilean Government and Central Bank	1,520	163,875	516,190	422,533	—	—	517,710	586,408
Other instruments issued in Chile	—	—	879,057	934,099	108,122	76,975	987,179	1,011,074
Instruments issued abroad	46,609	42,236	3,406	32,307	1,966	1,679	51,981	76,222
Subtotal	48,129	206,111	1,398,653	1,388,939	110,088	78,654	1,556,870	1,673,704
Total	322,053	304,684	2,529,243	2,055,749	112,104	81,093	2,963,400	2,441,526

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	154,735	65,396	—	—	154,735	65,396
Swaps	—	—	637,568	343,467	—	—	637,568	343,467
Call Options	—	—	3,080	3,559	—	—	3,080	3,559
Put Options	—	—	245	705	—	—	245	705
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	795,628	413,127	—	—	795,628	413,127
Hedge derivative contracts
Fair value hedge (Swap)	—	—	25,409	25,324	—	—	25,409	25,324
Cash flow hedge (Swap)	—	—	5,579	6,681	—	—	5,579	6,681
Subtotal	—	—	30,988	32,005	—	—	30,988	32,005
Total	—	—	826,616	445,132	—	—	826,616	445,132

(1)                      As of September 30, 2014 92% of instruments of level 3 have denomination “Investment Grade”.  Also, 98% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                   Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of September 30, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of September 30, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(423)	—	—	—	2,016
Subtotal	2,439	(423)	—	—	—	2,016

Available-for-Sale Instruments
Other instruments issued in Chile	76,975	5,827	924	(6,567)	30,963	108,122
Instruments issued abroad	1,679	207	80	—	—	1,966
Subtotal	78,654	6,034	1,004	(6,567)	30,963	110,088

Total	81,093	5,611	1,004	(6,567)	30,963	112,104

	As of December 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	1,038	—	1,401	—	2,439
Subtotal	—	1,038	—	1,401	—	2,439
Available-for- Sale Instruments
Other instruments issued in Chile	79,896	3,198	9	(6,128)	—	76,975
Instruments issued abroad	10,023	50	(77)	(8,317)	—	1,679
Subtotal	89,919	3,248	(68)	(14,445)	—	78,654

Total	89,919	4,286	(68)	(13,044)	—	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                   Fair Value of Financial Assets and Liabilities, continued:

(d)                         Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of September 30, 2014		As of December 31, 2013
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,016	(241)	2,439	(273)
	2,016	(241)	2,439	(273)
Available-for- Sale Instruments
Other instruments issued in Chile	108,122	(1,968)	76,975	(895)
Instruments issued abroad	1,966	(58)	1,679	(25)
Total	110,088	(2,026)	78,654	(920)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on Non-Binding broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                   Fair Value of Financial Assets and Liabilities, continued:

(e)                          Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	September	December	September	December
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	939,918	873,308	939,918	873,308
Transactions in the course of collection	412,839	374,471	412,839	374,471
Cash collateral on securities borrowed and reverse repurchase agreements	11,356	82,422	11,356	82,422
Subtotal	1,364,113	1,330,201	1,364,113	1,330,201
Loans and advances to banks
Domestic banks	1,000	99,976	1,000	99,976
Central Bank of Chile	350,550	600,581	350,550	600,581
Foreign banks	324,214	361,499	324,214	361,499
Subtotal	675,764	1,062,056	675,764	1,062,056
Loans to customers, net
Commercial loans	12,614,985	12,788,810	12,576,644	12,695,722
Residential mortgage loans	5,196,723	4,713,805	5,443,524	4,760,593
Consumer loans	3,046,597	2,886,418	3,062,758	2,914,188
Subtotal	20,858,305	20,389,033	21,082,926	20,370,503
Total	22,898,182	22,781,290	23,122,803	22,762,760

Liabilities
Current accounts and other demand deposits	6,345,503	5,984,332	6,345,503	5,984,332
Transactions in the course of payment	290,445	126,343	290,445	126,343
Cash collateral on securities lent and repurchase agreements	225,884	256,766	225,884	256,766
Savings accounts and time deposits	9,560,022	10,402,725	9,580,827	10,422,095
Borrowings from financial institutions	803,577	989,465	800,194	984,999
Other financial obligations	183,656	210,926	183,656	210,926
Subtotal	17,409,087	17,970,557	17,426,509	17,985,461
Debt Issued
Letters of credit for residential purposes	55,849	67,514	59,185	70,351
Letters of credit for general purposes	13,103	18,977	13,886	19,775
Bonds	4,300,609	3,533,462	4,302,738	3,446,571
Subordinate bonds	770,212	747,007	778,145	739,184
Subtotal	5,139,773	4,366,960	5,153,954	4,275,881
Total	22,548,860	22,337,517	22,580,463	22,261,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                   Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities, continued

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(f)                         Offsetting of financial assets and liabilities

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value	Negative Fair Value of contracts with right to offset	Positive Fair Value of contracts with right to offset	Financial Collateral	Net Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets as of September 30, 2014	820,546	(90,354)	(148,858)	(23,897)	557,437

Derivative financial assets as of December 31, 2013	374,688	(42,315)	(116,095)	(31,651)	184,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2014 and December 31, 2013, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	939,918	—	—	—	—	—	939,918
Transactions in the course of collection	412,839	—	—	—	—	—	412,839
Financial Assets held-for-trading	585,984	—	—	—	—	—	585,984
Cash collateral on securities borrowed and reverse repurchase agreements	7,745	2,646	965	—	—	—	11,356
Derivative instruments	53,573	74,797	159,883	189,069	143,519	199,705	820,546
Loans and advances to banks(*)	436,063	17,888	222,784	—	—	—	676,735
Loans to customers(*)	3,216,242	1,866,070	3,840,573	4,663,635	2,264,491	5,532,068	21,383,079
Financial assets available-for-sale	417,028	94,573	540,750	114,552	97,878	292,089	1,556,870
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,069,392	2,055,974	4,764,955	4,967,256	2,505,888	6,023,862	26,387,327

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	—	—	—	—	—	873,308
Transactions in the course of collection	374,471	—	—	—	—	—	374,471
Financial Assets held-for-trading	393,134	—	—	—	—	—	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	58,429	12,250	11,743	—	—	—	82,422
Derivative instruments	15,374	21,074	53,595	94,914	86,438	103,293	374,688
Loans and advances to banks(*)	791,112	116,968	155,268	—	—	—	1,063,348
Loans to customers(*)	2,962,896	1,988,697	4,014,131	4,543,507	2,252,631	5,107,649	20,869,511
Financial assets available-for-sale	116,319	63,919	184,940	442,170	466,247	400,109	1,673,704
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,585,043	2,202,908	4,419,677	5,080,591	2,805,316	5,611,051	25,704,586

(*)         The respective provisions, which amount to MCh$524,774 (MCh$480,478 as of December 31, 2013) for loans to customers and MCh$971 (MCh$1,292 as of December 31, 2013) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	As of September 30, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,345,503	—	—	—	—	—	6,345,503
Transactions in the course of payment	290,445	—	—	—	—	—	290,445
Cash collateral on securities lent and repurchase agreements	223,084	2,757	43	—	—	—	225,884
Savings accounts and time deposits(**)	4,957,994	1,862,624	2,443,788	110,032	239	37	9,374,714
Derivative instruments	39,255	67,506	168,792	209,382	115,744	225,937	826,616
Borrowings from financial institutions	12,957	79,278	425,069	286,273	—	—	803,577
Debt issued:
Mortgage bonds	4,175	4,858	10,573	20,940	13,479	14,927	68,952
Bonds	249,717	336,223	259,641	599,092	793,492	2,062,444	4,300,609
Subordinate bonds	9,620	13,371	17,935	178,389	49,912	500,985	770,212
Other financial obligations	137,384	1,659	3,164	8,119	13,097	20,233	183,656
Total liabilities	12,270,134	2,368,276	3,329,005	1,412,227	985,963	2,824,563	23,190,168

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Cash collateral on securities lent and repurchase agreements	249,549	7,217	—	—	—	—	256,766
Savings accounts and time deposits(**)	4,875,437	2,193,563	2,948,201	207,347	135	31	10,224,714
Derivative instruments	26,750	37,008	95,582	96,757	67,742	121,293	445,132
Borrowings from financial institutions	99,553	359,752	262,574	267,586	—	—	989,465
Debt issued:
Mortgage bonds	4,554	4,966	13,534	27,826	16,095	19,516	86,491
Bonds	287,732	117,008	47,271	471,230	797,585	1,812,636	3,533,462
Subordinate bonds	1,560	2,476	34,865	162,382	47,890	497,834	747,007
Other financial obligations	161,053	901	4,948	8,736	13,503	21,785	210,926
Total liabilities	11,816,863	2,722,891	3,406,975	1,241,864	942,950	2,473,095	22,604,638

(***)      Excluding term saving accounts, which amount to MCh$185,308 (MCh$178,011 as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                   Subsequent Events:

On October 9, 2014 and in response to the letter dated September 11, 2014, the Superintendency of Banks and Financial Institutions, communicated to Banco de Chile their authorization to dissolve, liquidate and terminate the business support company called Banchile Trade Services Limited, established in Hong Kong, China, according to paragraph 2 of Title III of Chapter 6.11 of Current Rules.

On October 14, 2014 the Company subsidiary Banchile Securitizadora S.A. reported as an essential fact, regarding to Extraordinary Board Meeting, their acceptance of the resignation of Chief Executive Officer José Cruz Road starting on October 17, 2014. Also at the aforementioned meeting, Securitizadora Banchile S.A. appointed Claudia Bazaes Aracena in his replace, effective as of October 20, 2014.

On October 17, 2014, the Superintendency of Securities and Insurance, approved by Resolución Exenta No 262, the changes introduced in the bylaws of Banchile Securitizadora S.A. agreed at the Third EGM dated August 20, 2014, which was to increase social capital through the issuance of 1,300 shares for payment in the amount of Ch$ 240,000,000, which shall be fully subscribed and paid within a period of 3 years from the date of the meeting; for this purpose, were modified the fifth and first transient article of bylaws.

On October 20, 2014 the company subsidiary Banchile Securitizadora S.A. reported as an essential fact, the resignation of Juan Carlos Cavallini Richani at his position as director of the Society which was accepted in the Board Meeting held on October 20, 2014. Also, in the same meeting, the Board proceeded to appoint Jose Vial Cruz as the new director of Banchile Securitizadora S.A.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between September 30, 2014 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2014

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO